TO: SECURITIES EXCHANGE COMMISSION

Final :

07024938

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

SUPPL

082-0005 00034

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Santos Limited	**80 007 550 923**

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	**Selective buy-back on equal access buy-back conditions (as modified by ASIC)**

Details of all shares bought back

2	Number of shares bought back	**24,671,275**
3	Total consideration paid or payable for the shares	**$300,002,704**
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: **N/A** lowest price: date: **N/A**

dlw 7/12

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date:
(Company secretary)

Print name: JAMES BAULDERSTONE

== == == == ==

+ See chapter 19 for defined terms.

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8116 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Brooke Pedersen
+61 8 8116 7227 / +61 (0)400 251 261
brooke.pedersen@santos.com

3 July 2007

Santos appoints new executive vice president

Mr David Knox will join Santos to take up the newly created executive position as Executive Vice President, Growth Businesses.

Mr Knox, 49, has extensive global experience in the petroleum industry. He is currently Managing Director for BP Exploration and Production in Australasia a position he has held since 2003.

During his 25 year career he has held senior positions with BP in Australia, United Kingdom and Pakistan. He has previously worked for ARCO and Shell in the United States, Netherlands, United Kingdom and Norway.

In this new role, which reports to Santos' Managing Director, Mr Knox will be responsible for growth in Santos' emerging new businesses including Geoscience and New Ventures, Indonesia and other strategic projects.

Mr Knox holds a first class honours degree in Mechanical Engineering from Edinburgh University and holds a Masters of Business Administration. Mr Knox is also an executive member of the Australian petroleum industry peak body, the Australian Petroleum Production and Exploration Association.

"We are delighted to secure someone of Mr Knox's calibre for this important new executive role. Mr Knox's global experience coupled with an intimate knowledge of the Asian Pacific oil and gas landscape makes him ideally suited to drive Santos' growth agenda", said Mr Ellice-Flint.

A photograph is available of Mr Knox.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8116 5260 / +61 (0)
kathryn.mitchell@santos

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

30 June 2007

Santos successfully completes $300 million off-market buy-back

Santos today announced the successful completion of its off-market share buy-back of $300 million.

The outcomes of the buy-back are as follows:

Size	$300 million
Market Price[1]	$14.1349
Buy-back discount	14%
Buy-back price	$12.16
Capital component	$2.79
Fully franked dividend component	$9.37
Tax value	$13.22
Shares bought back	24.7 million
Percentage of issued ordinary capital	4.1%
Scale back	60.87%

The 14 per cent buy-back discount enabled Santos to return surplus capital in an efficient manner, improving earnings per share and return on equity.

Santos' Chief Financial Officer, Peter Wasow, said "We are delighted with the strong demand shown in the buy-back which has allowed us to buy back 4.1 per cent of our issued capital at the maximum discount of 14 per cent. The successful completion of the buy-back will deliver additional benefits to shareholders through improvements in our capital structure while allowing us to continue to invest in our growth businesses."

Due to the strong demand for the buy-back, a 60.87 per cent scale back of tenders is required. Shareholders who tendered their shares at a 14 per cent discount and/or as final price tenders, will have a priority allocation of 500 shares bought back before the scale back is applied. As a result of the 60.87 per cent scale back, successful shareholders will have 39.13 per cent of their shares tendered in excess of the priority allocation bought back. No tenders were excluded on the basis of a minimum price condition.

[1] The volume weighted average price of Santos' ordinary shares (adjusted for certain not "at-market" trades as set out in the buy-back booklet) on the ASX over the five trading days up to and including 29 June 2007 was $14.1349.

To ensure that registered shareholders with small holdings are not disadvantaged, the scale back has been structured so that successful shareholders who tendered all of their shares at a 14 per cent tender discount and/or as a final price tender and who would be left with 200 shares or less as a result of the priority allocation and scale back, will have all of their shares bought back in full.

For shareholders who have successfully tendered their shares, $9.37 of the buy-back price is treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the deemed capital proceeds are $3.85, being the $2.79 capital component plus $1.06, being the excess of the Tax Value[2] over the buy-back price.

Payment for shares bought back will be credited to nominated bank accounts and cheques will be posted to shareholders by 9 July 2007. Shares that have been tendered into the buy-back but not bought back are expected to be released to shareholders during Monday, 2 July 2007.

Shareholder enquiries in relation to the buy-back may be directed to Santos' dedicated enquiry line on 1300 366 075 within Australia or +613 9415 4612 from outside Australia between 8:30am and 5:30pm (Eastern Standard Time), Monday to Friday.

Further information on the buy-back can be found on Santos' website (www.santos.com).

Important notice

Not for distribution or release in or into the United States or Canada.
This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the buy-back are sought by this press release. Shareholders who are (or nominees who hold Santos Limited shares on behalf of or for the account of persons who are) in the United States or US persons, (within the meaning of Regulation S under the United States Securities Act of 1933), residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the off-market buy-back described in this press release. ADRs and restricted employee shares may not be tendered into the buy-back. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, when issued, will not to be distributed or sent into the United States or Canada.

[2] The Tax Value of $13.22 was calculated as $12.25, adjusted for the movement in the S&P/ASX 200 Resources Index from the close of trading on Friday, 11 May 2007 to the close of trading on Friday, 29 June 2007, as agreed with the Australian Tax Office.

Forward looking statements
This press release contains forward looking statements, including statements regarding the implementation of the off market buy-back and its effects on our business and securities. The results and effects of the off-market buy-back may differ materially from those expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include the number of shares bought back, the buy-back price and the general trading and economic conditions affecting our business. We do not undertake any obligation to revise these forward looking statements to reflect any future events or circumstances.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

END

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com